DLA Piper Rudnick Gray Cary US LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 T 206.839.4824 F 206.839.4801 W www.dlapiper.com

September 22, 2005

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAFLINK Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004 (Filed March 31, 2005)

File No. 000-20270

Dear Ms. Collins:

We are writing on behalf of our client, SAFLINK Corporation, in response to the comment letter from the Staff of the Securities and Exchange Commission dated September 21, 2005, with respect to SAFLINK’s Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-20270). In connection with our client’s response, SAFLINK acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is SAFLINK’s response to the Staff’s comment.

Response to the Staff’s Comments:

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3: Business Combinations – SSP-Litronic Merger, page F-13

1.	Given the subjectivity, judgment and uncertainty involved in the estimated useful life of the acquired core technology, tell us why you have not disclosed this as one of your critical accounting policies and estimates in your Form 10-K. In this regard, it appears that you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimates have on your financial presentation and the effect of changes in those estimates.

In response to the Staff’s comment, the Company disclosed that the impairment of long-lived assets was one of its critical accounting policies in its Form 10-K for the fiscal year ended December 31, 2004,

Ms. Kathleen Collins

United States Securities and Exchange Commission

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which disclosure addressed the Company’s review of long-lived assets, including purchased intangibles, subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In future periodic reports, the Company will add further disclosure that will address the use of estimates in valuing acquired core technology, including the methodology and assumptions underlying those estimates, and the effect that these accounting estimates, or changes in these estimates, have or would have on the Company’s financial presentation.

2.	We have reviewed your proposed disclosure set forth in your response to prior comment no. 4; however, do not believe it provides sufficient quantitative information for an investor to determine the timing or extent of a write-down, based on the current fair value of your common stock. For example, your disclosure indicates “... or if the fair value of our business is not sufficient to support the net book value...” You should clarify whether or not, based on current fair values, the fair value of your business is sufficient to support the net book value, and if not, you should quantify the extent of impairment, if necessary.

In response to the Staff’s comment, the Company has modified the language that it proposes to add to the “Recent Developments” section of its registration statement on Form S-3, which has not yet been declared effective by the Commission, to read substantially as follows:

“On September 20, 2005, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $1.15 per share, which represents a decline of approximately 60% since our merger with SSP-Litronic. This stock price implies a fair value of approximately $106 million for our business, based on outstanding shares of our common stock and in-the-money, fully-vested securities convertible into shares of our common stock. This fair value is less than the net book value of approximately $141 million we disclosed in our most recent quarterly report on Form 10-Q as of June 30, 2005. If the price of our common stock remains depressed, or if the fair value of our business is not sufficient to support the net book value of the business, management may need to perform a test of impairment on an interim basis with respect to the carrying value of goodwill we acquired in the merger with SSP-Litronic, which could result in a write-down of its value. If a test of impairment is required on an interim basis, we may need to record a write-down of goodwill that most likely will equal or exceed the difference between the fair value of our business and its net book value as of the date of the impairment analysis. If any such write-down were material, then our operating results would suffer and our earnings per share would be adversely affected.”

3.	We note your calculations in prior comment no. 6 and do not believe it is appropriate to include out-of-the-money of unvested options, warrants or convertible notes in your calculation of the fair value of your common stock on a fully diluted basis. While the exclusion of these securities does not appear to impact your conclusions as of June 30, 2005, please note for future analyses.

In response to the Staff’s comment, the Company confirms that it will note comment no. 3 for future analyses of the fair value of its common stock on a fully diluted basis.

Ms. Kathleen Collins

United States Securities and Exchange Commission

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Should you have any questions regarding the foregoing or require any additional information, please do no hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ W. MICHAEL HUTCHINGS
W. Michael Hutchings Attorney michael.hutchings@dlapiper.com

cc:	Kari Jin, Staff Accountant, Securities and Exchange Commission
Lisa Mitrovich, Assistant Chief Accountant, Securities and Exchange Commission
Glenn L. Argenbright, President and Chief Executive Officer, SAFLINK Corporation
Jon C. Engman, Chief Financial Officer, SAFLINK Corporation